13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
TSX Venture Exchange: NVC

Neovasc Inc. Reports First Quarter 2009 Financial Results

--Company Focuses on Rebuilding Revenue Base While Stabilizing Costs--

June 1, 2009 - Vancouver, BC, Canada - Neovasc Inc. (TSXV: NVC), today announced financial results for the three months ended March 31, 2009.

“The first quarter continued to show financial effects from our strategic decision late last year to refocus Neovasc on our most promising growth areas,” said Alexei Marko, chief executive officer of Neovasc. “During this transition period we have been laying the groundwork to increase sales from our tissue product line and have continued to advance the development and approval process for our Reducer device for the treatment of refractory angina. Despite the fact that we started the year without a US distributor for our biological tissue products, sales for the quarter were only down slightly compared to last year. We have seen a significant ramp in sales since our agreement with LeMaitre Vascular came into effect and as we continue to grow our business supplying tissue to industry partners developing and manufacturing vascular devices. On the cost side, we have made good progress in reducing our cost structure and continue to focus on wringing unnecessary expense out of the business.”

Mr. Marko continued, “Since the close of the quarter, we have had several encouraging developments:  We successfully completed a non-brokered private placement of approximately $2.0 million to strengthen our cash position and earlier this month we reported very encouraging preliminary data from the three-year follow-up study of refractory angina patients implanted with our Neovasc Reducer™.  Refractory angina is a painful and debilitating condition that affects millions of patients and currently lacks effective treatments.  The preliminary three-year data indicates that the Reducer was very well tolerated and showed positive signs of efficacy in the majority of patients.  We look forward to releasing the full study data in a peer-reviewed forum and to seeking regulatory approval for Reducer in Europe later this year.  We remain optimistic that 2009 will be a turning point for Neovasc, generating good revenue growth and achieving significant progress in advancing our Reducer device that has the potential to transform the treatment of refractory angina.”

Financial Results
Results for the three months ended March 31, 2009 follow. All amounts are in Canadian dollars.

Net Losses
The consolidated net loss for the three months ended March 31, 2009 was $1,746,240 or $0.10 basic loss per share as compared with a net loss of $1,741,575 or $0.31 basic loss per share for the comparative period in 2008.

Revenues
Revenues decreased 18% year over year from $433,485 for the quarter ended March 31, 2008 to $355,484 for the quarter ended March 31, 2009. Sales of catheter products for the quarter ended March 31, 2009 were $16,207, an 80% decrease over sales of $80,236 in the comparable period in 2008. The termination of a direct sales force for Metricath products at the end of 2008 contributed to this decrease in sales. Sales of tissue and surgical products and services for the three months ended March 31, 2009 were $339,277, as compared to sales of $353,249 for the same period of 2008, representing a 4% decrease. These revenues were derived from the sales of Peripatch products, consulting services and contract manufacturing revenues for tissues and surgical products. The company revamped its internal sales and marketing activities during the quarter to attract more consulting services and contract manufacturing clients for its tissues business and has begun to experience an increase in interest from potential new customers.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Cost of Sales
The cost of sales for the three months ended March 31, 2009 were $149,760 as compared to $208,260 in 2008, and the overall gross margin for 2009 was 58% as compared to 52% in 2008. The improvement in gross margin reflects a shift to certain contract and patch products with higher margins than the company’s Metricath or standard Peripatch products.

Expenses
Total expenses for the three months ended March 31, 2009 and 2008 were $1,930,494 and $1,909,534 respectively. Sales and marketing expenses declined 60% to $302,885 for the three months ended March 31, 2009 as compared to $749,504 for the same period in 2008. The company made a strategic decision to terminate its endovascular direct sales force in the fourth quarter of 2008 and will continue to minimize sales and marketing costs until new products from its acquisitions and other sources are ready for market. General and administrative expenses for the three months ended March 31, 2009 were $750,829 as compared to $538,285 in 2008, an increase of 39%. In the first quarter of 2009, the increase in general and administrative costs of $212,544 is largely attributable to a stock compensation charge of $86,052 relating to the immediate vesting of options granted to the Board of Directors in February 2009 and approximately $65,485 in increased expenses related to the costs of the company’s operations in Israel. Product development and clinical trial expenses were $876,780 for the three months ended March 31, 2009 as compared to $621,745 for the same period of 2008, an increase of 41%. The final PMA submission to the U.S. Food and Drug Administration in March 2009 for the Gemini Metricath product and the additional expense of the Israel R&D operation contributed to the increase.

Liquidity and Capital Resources
The company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At March 31, 2009, the company had cash and cash equivalents of $972,510 as compared to cash of $2,498,439 as of December 31, 2008. At March 31, 2009 the company had working capital of $483,896 as compared to working capital of $2,123,519 at December 31, 2008. In addition, at March 31, 2009 the company had restricted cash related to a security on long-term debt of $50,000 (December 31, 2008 - $50,000) included in long-term assets. The decrease in working capital was predominantly due to the decline in cash during the quarter. Cash used in operations was $1,514,482 for the three months ended March 31, 2009, as compared to $1,799,811 for the same period of 2008, a decrease of $285,329. The decrease in cash usage was facilitated by the accumulation of accounts payable at March 31, 2009 for expenses related to the filing of the Metricath Gemini PMA submission. Net cash used in investing activities was $7,971 for the three months ended March 31, 2009 compared to cash used of $7,182 in the same period in 2008. The company made minimum purchase of equipments in the first three months of 2008 and 2009. Net cash used in financing activities was $3,476 for the three months ended March 31, 2009 compared to cash used of $6,498 in 2008. After the close of the quarter on April 24, 2009 the company reported completion of a non-brokered private placement of approximately 9.52 million units at the price of $0.21 per unit for aggregate gross proceeds to Neovasc of $2.0 million.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$972,510	$2,498,439
Accounts receivable	335,694	470,200
Inventory	490,176	341,564
Prepaid expenses and other assets	58,635	52,356
	1,857,015	3,362,559
RESTRICTED CASH AND CASH EQUIVALENTS	50,000	50,000
RETIREMENT ASSETS	8,320	-
PROPERTY AND EQUIPMENT	1,375,259	1,399,644
	$3,209,594	$4,820,523

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,352,140	$1,218,405
Current portion of long-term debt	20,979	20,635
	1,373,119	1,239,040
LONG-TERM DEBT	413,237	418,612
RETIREMENT LIABILITIES	8,964	-
	1,795,320	1,666,616

SHAREHOLDERS’ EQUITY

Share capital	58,608,624	58,607,066
Contributed surplus	4,522,856	4,436,804
Deficit	(61,636,203)	(59,889,963)
	1,495,203	3,153,907
	$3,290,594	$4,820,523

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three months ended March 31

	2009	2008

SALES
Product sales	$298,630	$404,863
Consulting services	56,854	28,622
	355,484	433,485
COST OF SALES,
including underutilized capacity of $12,345 (2008: $12,579)	149,760	208,260
GROSS PROFIT	205,724	225,225

EXPENSES
Selling	302,885	749,504
General and administration	750,829	538,285
Product development and clinical trials	876,780	621,745
Amortization	32,356	45,766
	1,962,850	1,955,300
LOSS BEFORE OTHER
INCOME (EXPENSES)	(1,757,126)	(1,730,075)
OTHER INCOME (EXPENSES)
Interest income	9,621	9,095
Interest on long-term debt	(7,253)	(7,514)
Accreted interest on repayable contribution agreement	-	(3,839)
Gain (Loss) on foreign exchange	8,518	(9,242)
	10,886	11,500
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(1,746,240)	(1,741,575)
DEFICIT, BEGINNING OF PERIOD	(59,889,963)	(25,630,398)
DEFICIT, END OF PERIOD	$(61,636,203)	$(27,371,973)

BASIC AND DILUTED LOSS PER SHARE	$(0.10)	$(0.31)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,756,951	5,560,477
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	22,142,567	5,560,477

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Statements of Cash Flows
For the three months ended March 31

	2009	2008
OPERATING ACTIVITIES
Net loss for the period	$(1,746,240)	$(7,830,954)
Items not affecting cash
Amortization	32,356	45,766
Interest on repayable contribution agreement	-	3,839
Stock-based compensation	86,052	13,283
	(1,627,832)	(1,678,687)
Change in non-cash operating assets and liabilities
Accounts receivable	134,506	190,081
Inventory	(148,612)	(169,160)
Prepaid expenses and other assets	(6,279)	(129,145)
Accounts payable and accrued liabilities	133,735	(12,900)
	(1,514,482)	(1,799,811)
INVESTING ACTIVITY
Purchase of property and equipment	(7,971)	(7,182)
	(7,971)	(7,182)
FINANCING ACTIVITIES
Repayment of long-term debt	(5,031)	(4,770)
Repayment of repayable contribution agreement	-	(1,728)
Proceeds from exercise of stock options	1,555	-
	3,476	(6,498)
(DECREASE)/INCREASE IN CASH	(1,525,929)	(1,813,491)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	2,498,439	3,242,404
END OF PERIOD	$972,510	$1,428,913
REPRESENTED BY:
Cash	(33,120)	(72,753)
Cashable guaranteed investment certificates	1,005,630	1,501,666
	$972,630	$3,242,404
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	7,253	7,514

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

About Neovasc Inc.
Neovasc Inc. is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. The company's current products include the Neovasc Reducer™, a novel product in development to treat refractory angina, as well as a line of advanced biological tissue technologies that are used to enhance surgical outcomes and as key components in a variety of third party medical products. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

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Corporate contact:	U.S. media & investor contact:
Neovasc Inc.	GendeLLindheim BioCom Partners
Chris Clark	Barbara Lindheim
604 248-4138	212 918-4650